OFS Capital Corporation
10 S Wacker Dr ♦ Suite 2500 ♦ Chicago, IL 60606 ♦ 847.734.2000 ♦ FAX 847.734.7910

April 24, 2024

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Ms. Kimberly Browning
100 F St N.E.
Washington, DC 20549
Re:    OFS Capital Corporation
Commission File No. 814-00813
Preliminary Proxy
Dear Ms. Browning:
On behalf of OFS Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission regarding preliminary copies of the Notice of Special Meeting of Stockholders, Proxy Statement (the “Preliminary Proxy Statement”) and Proxy related to the Company’s 2024 Special Meeting of Stockholders to be held on June 5, 2024. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.
1.On page 2 of the Preliminary Proxy Statement under the heading “How do I vote if my shares are held through a broker?”, please delete the final five sentences and clarify the disclosure to address circumstances in which a beneficial owner of shares does not provide voting instructions to its broker.
Response: The Company has replaced the final five sentences of the disclosure under the heading entitled “How do I vote if my shares are held through a broker?” with the following: “If a beneficial owner of the shares does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to the beneficial owner’s shares and, accordingly, such shares will not count as present for quorum purposes or for purposes of Section 2(a)(42) of the Investment Company Act of 1940 (the “1940 Act”).
2.On page 3 of the Preliminary Proxy Statement under the heading “How are votes counted?”, please delete the final sentence of the first paragraph.
Response: The Company has deleted the final sentence of the first paragraph under the heading entitled “How are votes counted?”

Kimberly Browning
U.S. Securities and Exchange Commission
Page -2-

3.On page 3 of the Preliminary Proxy Statement under the heading “What vote is required to approve the proposal?”, please delete “and broker non-votes” from the final sentence.

Response: The Company has deleted “and broker non-votes” from the final sentence under the heading entitled “What vote is required to approve the proposal?”
4.On page 9 of the Preliminary Proxy Statement under the heading “Required Vote” please delete the final sentence.
Response: The Company has deleted the final sentence of the paragraph under the heading entitled “Required Vote”.
5.On page 16 of the Preliminary Proxy Statement in the third full paragraph, please replace “participate in follow-on investments” with “co-invest”.
Response: On page 16 of the Preliminary Proxy Statement in the third full paragraph, the Company has replaced “participate in follow-on investments” with “co-invest”.
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Please do not hesitate to contact me at (847) 734-2047 if you should need further information or clarification.
Very truly yours,

Tod K. Reichert
Corporate Secretary